UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-12565

CUSIP NUMBER 157901109

(Check One):
[  ]  Form 10-K   [  ]  Form 20-F   [  ]  Form 11-K   [X  ]  Form 10-Q   [  ]  Form 10D
[  ]  Form N-SAR   [  ]  Form N-CSR

For Period Ended: September 30, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I
REGISTRANT INFORMATION

Champion Communication Services, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2739 Wisteria Walk
Address of Principal Executive Office (Street and Number)

Spring, Texas 77388
(City, State and Zip Code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or  before the fifteenth calendar day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or  before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As discussed in the Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009, , of Champion Communications, Inc. (the “Company” or “Champion”), the Company sold substantially all of its assets in May 2007 and is currently a reporting shell corporation.  As a result of the asset sale, all of the Company’s employees were dismissed.  The Company’s present staff consists of two officers, who are part-time consultants to the Company.  The Company’s reduced staffing (mandated by its limited resources) causes Champion to be unable to timely file, without unreasonable effort and expense, the subject report.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Pamela R. Cooper (Name)	(281) (Area Code)	216-6808 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X]  Yes    [  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes    [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Champion Communication Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2009	By: /s/ Pamela R. Cooper
Name: Pamela R. Cooper
Title: Chief Financial Officer